26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3761 3300

Facsimile: +852 3761 3301

www.kirkland.com

January 30, 2024

Mr. Patrick Kuhn
Mr. Rufus Decker
Ms. Rucha Pandit
Ms. Lilyanna Peyser
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549	Confidential

Re:	SUPER HI INTERNATIONAL HOLDING LTD. (CIK No. 0001995306)

Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on December 15, 2023

Dear Mr. Kuhn, Mr. Decker, Ms. Pandit and Ms. Peyser:

On behalf of our client, SUPER HI INTERNATIONAL HOLDING LTD., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 12, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 15, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission January 30, 2024 Page 2	Confidential

Draft Registration Statement on Form F-1

Cover Page

1.	Please state whether your offering is contingent upon the listing of your ADS's on the Nasdaq Stock Market or the NYSE.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Draft Registration Statement.

2.	Please revise to state that the offering price will be determined by reference to the price of your ordinary shares on the HKEx. In addition, please tell us whether you and the underwriters anticipate that the offering will be priced at a substantial deviation from the HKEx stock trading price; if so, please revise your preliminary prospectus to provide a price range or an expected range of deviation from the HKEx stock trading price.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, pages 173 and 174 of the Revised Draft Registration Statement.

The Company and the underwriters do not anticipate that the offering will be priced at a substantial deviation from the closing price of the Company’s ordinary shares on the HKEx on the prior trading day to the pricing date. Pursuant to Listing Rule 13.36(5) of the HKEx, the Company in this offering may not issue any securities pursuant to a general mandate if the relevant price represents a discount of 20% or more to the benchmarked price of the securities, such benchmarked price being the higher of:

(a) the closing price on the date of the relevant placing agreement or other agreement involving the proposed issue of securities; and

(b) the average closing price in the 5 trading days immediately prior to the earlier of:

(i) the date of announcement of the placing or the proposed transaction or arrangement involving the proposed issue of securities;

(ii) the date of the placing agreement or other agreement involving the proposed issue of securities; and

(iii) the date on which the placing or subscription price is fixed,

unless the Company can demonstrate that it is in a serious financial position and that the only way it can be saved is by an urgent rescue operation which involves the issue of new securities at a price representing a discount of 20% or more to the benchmarked price of the securities or that there are other exceptional circumstances.

The Company and the underwriters currently do not anticipate that the offering will be priced at a discount of 20% or more to the benchmarked price as stated above.

U.S. Securities and Exchange Commission January 30, 2024 Page 3	Confidential

Prospectus Summary

Overview, page 1

3.	Please present the comparable IFRS profit measure margin to restaurant level operating margin, whenever this non-IFRS ratio is presented. Also, reconcile (a) restaurant level operating profit to the comparable IFRS profit measure and (b) restaurant level revenue to total revenue. Finally, provide the other disclosures required by Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 56, 59, 66, 67, 82, 89 and 90 of the Revised Draft Registration Statement.

4.	We note your statements that "Haidilao is well-loved by guests for its unique dining experience .. . . [and] standing out among global restaurant chains, which has made our Haidilao restaurants into a worldwide cultural phenomenon," your "brand recognition. . . precedes [y]our presence" and the Haidilao brand is "renowned." Please revise to state, if true, that these statements are management's beliefs based on industry experience.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 81 and 83 of the Revised Draft Registration Statement.

Risk Factors, page 11

5.	We note your disclosure on page 74 that you are "exposed to fair value interest rate risk .. . . [and] cash flow interest risk." To the extent material, please revise your summary risk factors and risk factors sections to specifically identify this risk. In your risk factor disclosure, please discuss the impact of any rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 17 of the Revised Draft Registration Statement.

6.	To the extent applicable, please update your Risk Factors and Management's Discussion and Analysis of Financial Condition and Results of Operations sections to disclose how recent inflationary pressures have materially impacted your business and operations. For example, identify the types of inflationary pressures you are facing and how your business has been affected. In this regard, we note your disclosure on page 27 that you are "subject to inflation pressure in the international market, which may also result in an increase in our purchase costs."

In response to the Staff’s comment, the Company has revised the disclosure on pages 28 and 77 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission January 30, 2024 Page 4	Confidential

7.	Please include a risk factor that discusses the deposit agreement's arbitration provision. This risk factor should discuss, among other things, the risks relating to the provision, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders' ability to bring a claim in a judicial forum they find favorable. Also address any question regarding whether a court would enforce such provision, the impact on claims arising under laws, and whether the provision applies to purchasers in secondary transactions.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Revised Draft Registration Statement.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement . . ., page 35

8.	Please disclose whether the jury trial waiver provision applies to purchasers in secondary transactions.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Revised Draft Registration Statement.

Your rights to pursue claims against the depositary as a holder of ADSs are limited . . ., page 36

9.	We note your disclosure that "[u]nder the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in the City of New York." Please revise here and on page 153 to state whether the exclusive forum provision in the deposit agreement applies to claims arising under the Securities Act or Exchange Act. If so, discuss the risks relating to the provision, including increased costs to bring claims and that such a provision can discourage claims or limit investors' ability to bring claims in judicial forums they find favorable. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision; in this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 155 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission January 30, 2024 Page 5	Confidential

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses . . ., page 38

10.	Please revise the header of this risk factor and the accompanying disclosure to affirmatively state, if true, that you have determined that your internal controls are not effective and that you have identified a material weakness. Also revise the risk factor to disclose whether you have a timeline for remediation of the identified material weakness and any associated material costs.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 48

11.	Please clarify that, while your amended and restated memorandum and articles of association do not require arbitration, your deposit agreement grants the depositary the "right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration," according to your disclosure on page 153.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Revised Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

12.	Please define the term "self-operated restaurants."

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Revised Draft Registration Statement.

Liquidity and Capital Resources

Operating Activities, page 70

13.	Your disclosure appears to emphasize how net cash provided by operating activities was derived for each period presented and refers to non-cash items that do not impact cash. Pursuant to Item 5.B of Form 20-F, your discussion should be an analysis of material changes that affected operating cash flows between comparable periods and should discuss the key drivers or factors responsible for changes in your operating, investing and financing cash flows during the periods presented in your financial statements. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission January 30, 2024 Page 6	Confidential

Business

Our Haidilao Business

Restaurant Network, page 86

14.	Please revise here and elsewhere as appropriate to increase the font size of the illustrative graphic so as to make such information more readable for investors.

In response to the Staff’s comment, the Company has adjusted the font size of the illustrative graphic on page 89 of the Revised Draft Registration Statement.

Related Party Transactions, page 131

15.	Here and in the risk factor on page 31, please revise to disclose that Mr. Yong Zhang is the spouse of Ms. Ping Shu, your Chairman and director. Also revise your disclosure here to state that Mr. Yong Zhang and Ms. Ping Shu are the founders of HDL Group, and to disclose all relevant transactions between you and HDL Group during the preceding three financial years up to the date of the prospectus. Refer to Item 7.B of Form 20-F. Finally, disclose on the cover page that Mr. Yong Zhang, the spouse of Ms. Ping Shu, is your largest shareholder, disclose the percentage ownership of the company that he controls, and state that he has substantial influence over your business.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 32 and 133 of the Revised Draft Registration Statement.

Consolidated Financial Statements

Note 6 - Revenue and Segment Information, page F-30

16.	Please disclose the revenue and non-current assets amounts attributed to each material country. Refer to paragraph 33 of IFRS 8.

In response to the Staff’s comment, the Company proposes to include disclosure of revenue and non-current assets attributed to each material country in Note 6 to its consolidated financial statements for 2023, which will be included in the draft registration statement prior to the Company’s first public filing. The proposed disclosure is illustrated below.

“The Group operates mainly in Southeast Asia, East Asia, North America and others.

U.S. Securities and Exchange Commission January 30, 2024 Page 7	Confidential

The Group’s revenue from external customers by geographic area, based on location of operation, is detailed as below:

	2023	2022	2021
	USD’000	USD’000	USD’000
Singapore	[.]	143,183	93,155
United States of America	[.]	89,834	56,526
Vietnam	[.]	75,375	*
Malaysia	[.]	60,323	*
Others *	[.]	189,510	162,692
Total	[.]	558,225	312,373

*: All other individual countries, including Vietnam and Malaysia for year ended December 31, 2021, accounted for less than 10% of total revenue.

The Group’s non-current assets presented below by geographic area excluded other financial assets, other receivables, rental deposits, prepayment for acquisition of non-current assets and deferred tax assets:

	2023	2022	2021
	USD’000	USD’000	USD’000
Singapore	[.]	76,081	55,334
United States of America	[.]	74,789	94,549
Australia	[.]	46,779	*
Others*	[.]	204,137	247,490
Total	[.]	401,786	397,373

*: All other individual countries, including Australia for year ended December 31, 2021, accounted for less than 10% of total non-current assets.”

The Company has considered the impact of the disclosure related to revenue and non-current assets amounts attributed to each material country and concluded that it did not have a material impact on its 2021 and 2022 financial statements. In arriving at this conclusion, the Company considered the interpretation guidance on materiality published in SEC Staff Accounting Bulletin No. 99 – Materiality. Specifically, the Company considered that disclosures of revenue and non-current assets amounts attributed to geographic regions, namely Southeast Asia, East Asia, North America and Others, were included in its 2021 and 2022 financial statements which provided sufficient alternative information to enable users of the financial statements to understand the relative geographic dispersion of its operations.

General

17.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, with copies of all written communications as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

U.S. Securities and Exchange Commission January 30, 2024 Page 8	Confidential

18.	We note that you "commenced [y]our restaurant business operations outside Greater China in 2012" through HDL Group, which was then your parent company, and that you were spun-off from HDL Group in December 2022. Please revise to clarify whether you currently have, or had in the past whether as part of HDL Group or independently, business operations in China, Hong Kong and/or Macau. If so, please discuss the nature of such operations and the times during which they occurred or continue to occur. Please clarify whether you or HDL Group is or was domiciled or headquartered in China, Hong Kong and/or Macau, and whether any of your or HDL Group's directors/officers currently reside or resided in the past in China, Hong Kong and/or Macau.

The Company respectfully advises the Staff that the Company currently does not have restaurant business operations in mainland China, Hong Kong or Macau, and did not, when as part of HDL Group, have restaurant business operations in mainland China, Hong Kong or Macau. The Company is headquartered in Singapore and has not been domiciled or headquartered in mainland China, Hong Kong or Macau. Based on publicly available information, HDL Group is headquartered in Beijing, China.

In addition, the Company respectfully advises the Staff that no director or executive officer of the Company resides in mainland China, Hong Kong or Macau (other than one executive officer who resides in mainland China).

Furthermore, the Company respectfully advises the Staff that it is not privy to the resident status of HDL Group’s directors and executive officers. Following the spin-off from HDL Group in December 2022, the Company has become an independent and publicly-traded company and HDL Group retains no ownership interest in the Company. Since then, the Company has had full rights to make all its decisions and carry out its own business operations independently from HDL Group.

* * *

U.S. Securities and Exchange Commission January 30, 2024 Page 9	Confidential

If you have any questions regarding the Revised Draft Registration Statement, please contact Mengyu Lu by phone at +852 3761 3421 or via e-mail at mengyu.lu@kirkland.com; Ming Kong by phone at +852 3761 3578 or via e-mail at ming.kong@kirkland.com; Samantha Peng by phone at +852 3761 3423 or via e-mail at samantha.peng@kirkland.com; or Kong Lai San, partner at Deloitte & Touche LLP, by telephone at +65 6531 5068 or via email at lakong@deloitte.com. Deloitte & Touche LLP is the independent registered public accounting firm of the Company.

Sincerely,

/s/ Mengyu Lu
Mengyu Lu

Enclosures

cc:	Ping Shu, Director and Chairman, SUPER HI INTERNATIONAL HOLDING LTD.

Cong Qu, Financial Director, SUPER HI INTERNATIONAL HOLDING LTD.

Ming Kong, Esq., Partner, Kirkland & Ellis International LLP

Samantha Peng, Esq., Partner, Kirkland & Ellis International LLP

Ashlee Wu, Esq., Partner, Kirkland & Ellis International LLP

Kong Lai San, Partner, Deloitte & Touche LLP

Raymond Li, Esq., Partner, Paul Hastings, LLP

Chris DeCresce, Esq., Partner, Paul Hastings, LLP